Exhibit 99.1

                                                        [GRAPHIC OMITTED] Acergy

PRESS RELEASE

                   Acergy S.A. Announces First Quarter Results

London, England - April 9, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY), announced today results for the first quarter which ended on February 29, 2008 published in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Financial Highlights

                                                                      Three Months Ended
                                                                  --------------------------
                                                                   Feb.29.08      Feb.28.07
In $ millions                                                      Unaudited      Unaudited
---------------------------------------------------------------   -----------    -----------
Net operating revenue from continuing operations                        635.9          565.8
Gross profit                                                            123.3           95.7
Net operating income from continuing operations                          73.5           49.9
Net income before income taxes from continuing operations                70.0           50.0
Income tax provision                                                    (28.9)         (16.1)
Net income from continuing operations                                    41.1           33.9
Income from discontinued operations                                         -            4.3
Net income                                                               41.1           38.2

                                                                      Three Months Ended
                                                                  --------------------------
                                                                   Feb.29.08      Feb.28.07
PER SHARE DATA (Diluted)                                           Unaudited      Unaudited
---------------------------------------------------------------   -----------    -----------
Earnings per share from continuing operations                     $      0.20    $      0.17
Earnings per share from discontinued operations                             -    $      0.02
Net earnings per share                                            $      0.20    $      0.19
Weighted-average number of common shares
 outstanding (millions)                                                 191.0          196.0

Quarter Highlights
-    Net operating revenue increased 12% to $636 million (Q1 2007: $566 million)

-    Gross profit increased 29% to $123 million (Q1 2007: $96 million)

- Adjusted EBITDA(a) increased 43% to $102 million (Q1 2007: $71 million); delivering a margin of 16.0% (Q1 2007: 12.5%)

- Net income from continuing operations increased 21% to $41 million (Q1 2007: $34 million)

- Major deepwater contracts, Moho Bilondo, Mondo and PRA-1 nearing physical completion

-    Acergy awarded over $1 billion in new contracts during the quarter

-    Two new vessels: Acergy Viking and Sapura 3000 joined the fleet

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                                                        [GRAPHIC OMITTED] Acergy

Post Quarter Highlights
-    Jean P. Cahuzac to become Chief Executive Officer on April 14, 2008

-    Purchase option on the Acergy Petrel exercised

- Continued returns to shareholders through share buyback programme: $132 million since year end, reflecting the Board's confidence in the business

Tom Ehret, Chief Executive Officer, said:

"In my final quarterly report, I am pleased to announce that Acergy has made strong financial, commercial and operational progress. In headline terms, we report a very solid set of results, and I am pleased to note that we have achieved a strong margin improvement during a quarter which is traditionally the most challenging for the Group. Looking at the order book, we have secured a strong flow of awards recently, and continue to be successful in winning important contracts.

Operationally, we have successfully executed a number of complex and technically challenging deepwater projects, including Moho Bilondo, Mondo and PRA-1; all of which are nearing physical completion. These achievements together prove the organisation's strength in depth, while the addition of further ships to our fleet, ensures that Acergy will have the appropriate capacity to execute our growing backlog.

I am delighted to be passing the baton to Jean P. Cahuzac, who has a tremendous knowledge of our industry and a great breadth and depth of management experience. I remain confident that Acergy is ideally positioned to continue to deliver shareholder value."

Operating Review

Acergy Africa and Mediterranean - Net operating revenue increased to $359.5 million (Q1 2007: $281.8 million) driven by high activity levels, particularly projects in the installation phase, including EPC2B, Moho Bilondo and Mondo, while Tombua Landana and Saxi Batuque commenced installation work. Net operating income increased to $57.5 million (Q1 2007: $11.2 million) driven by good contributions from all projects in offshore installation. Commercial activity continues to remain high with a number of contracts both in the deepwater and more conventional water depths coming to the market. The region was also awarded the PazFlor contract during the quarter.

Acergy Northern Europe and Canada - During the first quarter of 2008, the region experienced a more typically seasonal market than during the unusually active first quarter of 2007. In line with our expectations net operating revenue fell to $132.5 million (Q1 2007: $237.8 million). The decline was due to the absence of trunkline activity, as the strong revenue from the Eldfisk trunkline project in 2007 was not repeated and lower SURF activity in the quarter due to fewer ships operating in the region. A net operating loss of $6.2 million (Q1 2007: operating income of $39.4 million) reflected zero utilisation of the Acergy Piper, the absence of trunkline contribution, lower fixed cost recovery due to lower SURF activity and finance costs relating to Norwegian pensions and embedded derivatives. A number of important contracts have been awarded, including Deep Panuke, offshore Canada.

Acergy North America and Mexico - Net operating revenue was $0.6 million (Q1 2007: $0.4 million) with net operating income of $0.7 million (Q1 2007: net loss of $0.8 million). The region was awarded Perdido, its first ultra deepwater contract in the Gulf of Mexico.

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                                                        [GRAPHIC OMITTED] Acergy

Acergy South America - Net operating revenue increased to $98.3 million (Q1 2007: $29.8 million) driven by good revenue recognition from all projects. PRA-1 Project neared physical completion during the quarter, while the Frade Project is still in early stages. The Mexilhao trunkline project continued under an interim arrangement with Petrobras, whilst our client is awaiting the environmental permit. The three ships on long term service agreements to Petrobras achieved full utilisation. Net operating income of $6.7 million (Q1 2007: net loss of $3.1 million) reflected good SURF activity.

Acergy Asia and Middle East - Net operating revenue increased to $44.1 million (Q1 2007: $15.5 million) following the completion of the Vincent project and good progress on the Maari project. Net operating loss was $2.7 million (Q1 2007: operating income $1.3 million) as good project performance was more than offset by a further loss from the SapuraAcergy joint venture. Whilst the Pluto contract awarded during the quarter provides encouraging momentum, the emerging deepwater SURF market is expected to remain more volatile than other regions where the market is better established.

Non-consolidated Joint Ventures
The first quarter contribution was $10.6 million (Q1 2007: $2.1 million). Strong contributions from NKT Flexibles and Seaway Heavy Lifting were partially offset by a loss in the SapuraAcergy joint venture arising from increased costs on the Kikeh project and mark to market of an interest rate swap.

Following the quarter end, NKT Flexibles announced plans to increase production capacity by 65% at its Kalundborg factory over the next three years, financed from within the existing joint venture.

Asset Development
The Acergy Viking and Sapura 3000 were delivered during the quarter. An opportunity to exercise an attractive purchase option on the Acergy Petrel was executed following the quarter end, adding approximately $30 million to capital expenditure. The Skandi Acergy is expected to join the fleet during the third quarter, followed by the Acergy Merlin at the end of 2008.

As previously announced, 2008 is expected to see an above average level of dry docks, before we return to typical levels in 2009.

Financial Review

Net operating revenue from continuing operations for the first quarter of 2008 increased 12% to $636 million (Q1 2007: $566 million) due to significantly higher activity levels in West Africa, Brazil and Asia, offset by the expected return to lower activity levels in the North Sea.

Gross profit increased 29% to $123 million (Q1 2007: $96 million) as the volume and quality of our project execution during the quarter continued to improve.

Our share of net income from non-consolidated joint ventures increased to $11 million (Q1 2007: $2 million). The major contributors were NKT Flexibles and Seaway Heavy Lifting while the SapuraAcergy joint venture remained loss-making.

Selling, general and administrative (SG&A) expenses increased 25% to $60 million (Q1 2007: $48 million) due to the weakening US dollar, costs in the North America and Mexico region allocated to discontinued operations in Q1 2007, costs relating to ongoing tax audits and growth in infrastructure costs in South America.

Net operating income from continuing operations for the first quarter was $74 million (Q1 2007: $50 million). This 48% increase was due to a higher level of activity and improved project performance partially offset by higher SG&A expenses.

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                                                        [GRAPHIC OMITTED] Acergy

The Adjusted EBITDA margin from continuing operations for the three months was 16.0% (Q1 2007: 12.5%).

The income tax provision for the quarter was $29 million, reflecting an effective rate of 41% after a small prior year adjustment.

Net income from continuing operations was $41 million (Q1 2007: $34 million) reflecting the higher level of activity, strongly improved project performance and a solid contribution from the non-consolidated joint ventures.

The cash and cash equivalents position at the quarter end was $650 million. Strong cash generation from operations was offset by planned capital expenditure at $41 million. Total advance revenues from clients at the quarter end stood at $253 million (Q1 2007: $244 million).

At quarter end, Acergy S.A. held directly 6,295,732 treasury shares representing 3.23% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total issued shares.

Since the quarter end, Acergy S.A. has bought back a further 5,809,350 shares for a value of $125 million, representing 2.98% of the total issued shares.

Current Trading
The backlog for continuing operations as at February 29, 2008 was approximately $4.0 billion, of which $1.9 billion is expected to be executed in the remainder of 2008. We also held an additional $368 million in pre-backlog.

          In $ millions as at:   Feb.29.08    Nov.30.07    Feb.28.07
          --------------------   ----------   ----------   ----------
          Backlog                     3,972        3,175        2,557
          Pre-Backlog (1)               368          366          470

          (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

The results for the first quarter 2008 combined with this backlog, provide a good platform for delivery of our full year guidance.

Outlook
We have a leading market position with good growth prospects across all of our regions. A number of large deepwater projects in West Africa, following significant delays, have been awarded and the number of contracts in deepwater and more conventional water depths coming to market remains high. Demand in Brazil remains robust with significant developments improving the potential of this market. The deepwater markets in Asia and the Gulf of Mexico are expected to continue to grow in years to come, while the SURF market in the North Sea is stable in 2008, with further growth expected in 2009. The demand for subsea engineering and construction services is expected to remain strong beyond 2010.

Overall, the fundamentals for our business remain robust as operators continue to introduce offshore oil and gas development programmes driving significant increases in their E&P capital expenditure programmes. This is further evidenced by high activity levels in seismic and significant drilling capacity increases worldwide, in response to depleting reserves and higher global demand for hydrocarbons. With increasing size and complexity, project awards will remain irregular, and we expect to see continued short term cyclicality in our business despite strong medium and long term fundamentals.

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                                                        [GRAPHIC OMITTED] Acergy

2007 US GAAP to IFRS transition
Subsequent to the issuance of the Company's audited report on March 19, 2008 in relation to its transition to International Financial Reporting Standards, the Company has corrected an error in the calculation of the basic and diluted earnings per share reported on page 8 of that report, and which can be found on page 12 of this announcement. A revised version of the full report will be made available on our website www.acergy-group.com

--------------------------------------------------------------------------------

Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

--------------------------------------------------------------------------------

(a) Adjusted EBITDA: The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxes, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxes, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by net operating revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations is also a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group's performance. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the group's liquidity. The reconciliation of the group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release.

This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected date of commencement of Jean Cahuzac as our new CEO, statements as to management's confidence in our business and our ability to continue to deliver shareholder value, statements as to the expectation of deepwater and conventional water depth contracts coming to market, statements as to the expected impact of contracts awarded, statements as to expectations of a volatile SURF market in our Asia and Middle East region, statements as to an expected increase in production capacity in NKT Flexibles' Kalundborg factory, statements as to expectations of new vessels joining our fleet and the timing thereof, statements as to expectations of an extraordinary level of dry docks and the timing thereof, statements as to expectations regarding our backlog and pre backlog, statements as to the growth prospects across our markets, including expectations regarding the deepwater markets in Asia and the Gulf of Mexico, and the SURF market in the North Sea and expectations regarding the demand for subsea engineering and construction services and statements as to expectations of a continued cyclicality in our business. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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
Conference Call Information                            Replay Facility Details
----------------------------------------------------   -------------------------------------------------------------------
Lines will open 30 minutes prior to conference call.   A replay facility will be available for the following period:

Date: Wednesday April 9, 2008                          Date: Thursday April 10, 2008
Time: 3.00pm UK Time                                   Time: 1.00pm UK Time

Conference Dial In Numbers:                            Date: Wednesday April 17, 2008
UK Toll Free           :   0800 626606                 Time: 1.00pm UK Time
USA Toll Free          :   1 866 804 8688
France                 :   0805 770051                 Conference Replay Dial In Number:
Norway                 :   800 369 16
Netherlands            :   0800 837 8000               International Dial In:    +44 (0) 207 136 9233
Germany                :   0800 700 5019
                                                       Passcode :  95591279
International Dial In  :   +44 (0) 207 740 9501

Passcode :  932584

Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

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                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (In $ millions, except share and per share data)

                                                                     Three         Three
                                                                     Months        Months
                                                                     Ended         Ended
                                                                    February      February
                                                                    29, 2008      28, 2007
                                                                   Unaudited      Unaudited
                                                                  -----------    -----------
Net operating revenue from continuing operations                        635.9          565.8
Operating expenses                                                     (512.6)        (470.1)
                                                                  -----------    -----------
Gross profit                                                            123.3           95.7
Selling, general and administrative expenses                            (59.7)         (48.3)
Other operating income/(loss), net                                       (0.7)           0.4
Share of net income of non-consolidated joint ventures                   10.6            2.1
                                                                  -----------    -----------
Net operating income from continuing operations                          73.5           49.9
Investment income                                                         5.7            8.8
Other gains and losses                                                      -           (1.4)
Finance costs                                                            (9.2)          (7.3)
                                                                  -----------    -----------
Net income before taxes from continuing operations                       70.0           50.0
Income tax provision                                                    (28.9)         (16.1)
                                                                  -----------    -----------
Net income from continuing operations                                    41.1           33.9
Income from discontinued operations                                         -            4.3
                                                                  -----------    -----------
Net income for the Period                                                41.1           38.2
                                                                  ===========    ===========
Attributable to:
Equity Holders                                                           38.1           37.5
Minority Interests                                                        3.0            0.7
                                                                  -----------    -----------
Net income                                                               41.1           38.2
                                                                  ===========    ===========
PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                                  0.20           0.18
  Discontinued operations                                                   -           0.02
                                                                  -----------    -----------
  Net earnings                                                           0.20           0.20
                                                                  ===========    ===========
  Diluted
  Continuing operations                                                  0.20           0.17
  Discontinued operations                                                   -           0.02
                                                                  -----------    -----------
  Net earnings                                                           0.20           0.19
                                                                  ===========    ===========
Weighted Average number of Common Shares and Common Share
 equivalents outstanding
  Basic                                                                 188.1          190.8
  Diluted                                                               191.0          196.0

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                                   41.4           53.0
Depreciation and amortisation                                            28.0           21.1

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                          ACERGY S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In $ millions)

                                                                     As at          As at         As at
                                                                    February       November     February
                                                                    29, 2008      30, 2007      28, 2007
                                                                   Unaudited     Audited(a)    Unaudited
                                                                  -----------    -----------   -----------
ASSETS
Non-current assets
Intangible assets                                                         3.7            3.7           4.0
Property, plant and equipment                                           828.7          814.2         702.3
Interest in associates                                                  128.7          106.4          91.8
Loans and receivables                                                    60.9           40.9          50.0
Deferred income tax assets                                               61.5           59.9          50.7
                                                                  -----------    -----------   -----------
Total non-current assets                                              1,083.5        1,025.1         898.8

Current assets
Inventories                                                              33.5           29.2          23.6
Trade and other receivables(b)                                          491.4          506.4         344.4
Other accrued income and prepaid expenses                               241.2          273.4         142.5
Restricted cash balances                                                  6.8            8.9           6.8
Assets held for sale                                                      1.1            1.1           1.6
Cash and cash equivalents                                               649.8          582.7         728.7
                                                                  -----------    -----------   -----------
Total current assets                                                  1,423.8        1,401.7       1,247.6
                                                                  -----------    -----------   -----------
Total assets                                                          2,507.3        2,426.8       2,146.4
                                                                  ===========    ===========   ===========

EQUITY
Capital and reserves attributable to equity holders
Share capital                                                           389.9          389.9         389.9
Own shares                                                             (116.6)        (111.2)       (100.3)
Paid-in surplus                                                         494.3          492.9         501.5
Equity reserve                                                          110.7          110.7         110.7
Translation reserve                                                      35.5           29.1          (1.6)
Accumulated deficit                                                     (52.0)         (88.6)       (127.1)
Other reserves                                                           (8.5)         (21.9)        (20.6)
                                                                  -----------    -----------   -----------
Equity attributable to equity holders of the parent                     853.3          800.9         752.5
Minority interest                                                        21.4           18.1          19.4
                                                                  -----------    -----------   -----------
Total equity                                                            874.7          819.0         771.9

LIABILITIES
Non-current liabilities
Borrowings                                                              389.9          386.6         374.6
Deferred income tax liabilities                                          36.0           35.6          30.7
Retirement benefit obligations                                           51.1           49.6          43.6
Other liabilities                                                        43.1           35.8          21.9
                                                                  -----------    -----------   -----------
Total non-current liabilities                                           520.1          507.6         470.8

Current liabilities
Trade and other payables                                                688.0          742.1         632.9
Construction contracts - amounts due to clients                         252.7          197.6         243.9
Current income tax liabilities                                          167.8          157.3          23.7
Borrowings                                                                4.0            3.2           3.2
                                                                  -----------    -----------   -----------
Total current liabilities                                             1,112.5        1,100.2         903.7
                                                                  -----------    -----------   -----------
Total liabilities                                                     1,632.6        1,607.8       1,374.5
                                                                  -----------    -----------   -----------
Total equity and liabilities                                          2,507.3        2,426.8       2,146.4
                                                                  ===========    ===========   ===========

(a) These figures have been extracted from the transition to International Financial Reporting Standards publication
(b) As at February 29, 2008 a total of $11.0 million of claims or variation orders not formally agreed with clients has been included in trade and other receivables. This compares to $2.6 million and $nil million of claims and variation orders included in trade and other receivables as at November 30, 2007 and February 28, 2007 respectively.

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                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                    FOR THREE MONTHS ENDED FEBRUARY 29, 2008
                                 (In $ millions)

          Balance, November 30, 2007                                    (88.6)
          Net income for three months ended February 29, 2008            38.1
          Dividends paid                                                    -
          Loss on sale of own shares                                     (1.5)
                                                                  -----------
          Balance, February 29, 2008                                    (52.0)
                                                                  ===========

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                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (In $ millions)

The group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction and flowline support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                 Acergy      Acergy               Acergy
                               Acergy Africa    Northern      North     Acergy    Asia &
For the three months ended           &          Europe &    America &    South    Middle     Acergy
February 29, 2008              Mediterranean     Canada      Mexico     America    East     Corporate    Total
----------------------------   -------------    --------    ---------   -------   ------    ---------   -------
Net operating revenue(a)               359.5       132.5          0.6      98.3     44.1          0.9     635.9
Net operating income/(loss)             57.5        (6.2)         0.7       6.7     (2.7)        17.5      73.5
  Investment income                                                                                         5.7
  Other gains and losses                                                                                      -
  Finance costs                                                                                            (9.2)
                               -------------    --------    ---------   -------   ------    ---------   -------
Net income before taxes from
 continuing operations                                                                                     70.0
                               -------------    --------    ---------   -------   ------    ---------   -------

                                                 Acergy      Acergy               Acergy
                               Acergy Africa    Northern      North     Acergy    Asia &
For the three months ended           &          Europe &    America &    South    Middle     Acergy
February 28, 2007              Mediterranean     Canada      Mexico     America    East     Corporate    Total
----------------------------   -------------    --------    ---------   -------   ------    ---------   -------
Net operating revenue(a)               281.8       237.8          0.4      29.8     15.5          0.5     565.8
Net operating income/(loss)             11.2        39.4         (0.8)     (3.1)     1.3          1.9      49.9
  Investment income                                                                                         8.8
  Other gains and losses                                                                                   (1.4)
  Finance costs                                                                                            (7.3)
                               -------------    --------    ---------   -------   ------    ---------   -------
Net income before taxes from
 continuing operations                                                                                     50.0
                               -------------    --------    ---------   -------   ------    ---------   -------

(a) Three clients each individually accounted for more than 10% of our revenue from continuing operations for the quarter ended February 29, 2008. The revenue from these customers was $346.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. In the quarter ended February 28, 2007, two clients accounted for more than 10% of our revenue from continuing operations. The revenue from these clients was $229.1 million for the quarter and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East regions.

(b)  Losses from discontinued operations are excluded.

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
        RECONCILIATION OF NET OPERATING INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                                     Three         Three
                                                                     Months        Months
                                                                     Ended         Ended
                                                                    February      February
                                                                    29, 2008      28, 2007
                                                                   Unaudited      Unaudited
                                                                  -----------    -----------
Net operating income from continuing operations                          73.5           49.9
Depreciation and amortisation                                            28.0           21.1
                                                                  -----------    -----------
Adjusted EBITDA                                                         101.5           71.0
                                                                  -----------    -----------
Net operating revenue from continuing operations                        635.9          565.8
                                                                  -----------    -----------
Adjusted EBITDA %                                                        16.0%          12.5%
                                                                  -----------    -----------

                          ACERGY S.A. AND SUBSIDIARIES
             RECONCILIATION OF NET INCOME FROM CONTINUING OPERATIONS
                  TO ADJUSTED EBITDA FROM CONTINUING OPERATIONS
                       (In $ millions, except percentages)

                                                                     Three         Three
                                                                     Months        Months
                                                                     Ended         Ended
                                                                    February      February
                                                                    29, 2008      28, 2007
                                                                   Unaudited      Unaudited
                                                                  -----------    -----------
Net income from continuing operations                                    41.1           33.9
Depreciation and amortisation                                            28.0           21.1
Investment income                                                        (5.7)          (8.8)
Other gains and losses                                                      -            1.4
Finance costs                                                             9.2            7.3
Income tax provision                                                     28.9           16.1
                                                                  -----------    -----------
Adjusted EBITDA                                                         101.5           71.0
                                                                  -----------    -----------
Net operating revenue from continuing operations                        635.9          565.8
                                                                  -----------    -----------
Adjusted EBITDA %                                                        16.0%          12.5%
                                                                  -----------    -----------

                                                        [GRAPHIC OMITTED] Acergy

                          ACERGY S.A. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS UNDER IFRS
                (In $ millions, except share and per share data)

                       CORRECTION OF 2007 IFRS TRANSITION

Subsequent to the issuance of the Company's audited report on March 19, 2008 in relation to its transition to International Financial Reporting Standards, the Company has corrected an error in the calculation of the basic and diluted earnings per share reported on page 8 of that report. A revised version of the full report will be made available on our website www.acergy-group.com

                                                                  Three         Three         Three         Three          Twelve
                                                                 Months         Months        Months       Months          Months
                                                                  Ended         Ended         Ended         Ended          Ended
                                                                February         May          August      November        November
                                                                28, 2007       31, 2007      31, 2007     30, 2007        30, 2007
                                                                Unaudited     Unaudited     Unaudited     Unaudited       Audited
                                                               -----------   -----------   -----------   -----------    -----------
PER SHARE DATA
Net earnings per Common Share and
 Common Share equivalent
  Basic
  Continuing operations                                               0.18          0.26          0.39         (0.18)          0.65
  Discontinued operations                                             0.02             -             -          0.01           0.03
                                                               -----------   -----------   -----------   -----------    -----------
  Net earnings                                                        0.20          0.26          0.39         (0.17)          0.68
                                                               ===========   ===========   ===========   ===========    ===========
  Diluted
  Continuing operations                                               0.17          0.25          0.38         (0.18)          0.63
  Discontinued operations                                             0.02             -             -          0.01           0.03
                                                               -----------   -----------   -----------   -----------    -----------
  Net earnings                                                        0.19          0.25          0.38         (0.17)          0.66
                                                               ===========   ===========   ===========   ===========    ===========
Weighted Average number of Common Shares and
 Common Share equivalents outstanding
Basic                                                                190.8         187.2         187.8         187.9          188.4
Dilutive effect of share options                                       5.2           4.0           3.5             -            4.1
Dilutive effect of convertible debt                                      -             -          20.8             -              -
                                                               -----------   -----------   -----------   -----------    -----------
Diluted                                                              196.0         191.2         212.1         187.9          192.5
                                                               ===========   ===========   ===========   ===========    ===========